PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35536

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/24** AND ENDING **12/31/24**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Mack Investment Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

211 Waukegan Road, Suite 300

(No. and Street)

Northfield	**IL**	**60093**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stephen W Mack	**847-657-6600**	**steve@macktracks.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA

(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE, SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	**1839**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Stephen W Mack</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Mack Investment Securities, Inc.</u>, as of <u>December 31</u>, 2<u>024</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MELISSA L. O'HARA
OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires Mar 15, 2025

Signature:

Title:
President

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
December 31, 2024

Table of Contents   **Page**

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130	*Certified Public Accountants*	Telephone 407-740-7311
Maitland, FL 32751	Email: pam@ohabco.com	Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc.

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc. as of December 31, 2024 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc. as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc.'s management. Our responsibility is to express an opinion on Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc.'s auditor since 2016.

Maitland, Florida

March 17, 2025

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
Consolidated Statement of Financial Condition
December 31, 2024

ASSETS

Cash and cash equivalents	$	415,198
Clearing deposit		25,000
Advisory fees receivable		288,240
Commissions receivable		110,187
Furniture and equipment, net of accumulated depreciation of $0		17,000
Vehicles, net of accumulated depreciation of $5,374		72,170
Right-of-use asset		263,821
Other assets		61,711
TOTAL ASSETS	**$**	**1,253,327**

LIABILITIES AND EQUITY

Accounts payable and accrued commissions	$	215,655
Lease liability		263,821
TOTAL LIABILITIES		**479,476**
MIS Common Stock, $1 par value, 10,000 shares authorized;1,000 issued and outstanding		1,000
MIIB Common Stock, $1 par value, 100,000 shares authorized; 1,000 issued and outstanding		1,000
Additional paid in capital		56,858
Retained earnings		714,993
TOTAL EQUITY		**773,851**
TOTAL LIABILITIES AND TOTAL EQUITY	**$**	**1,253,327**

The accompanying notes are an integral part of these financial statements

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
Notes to Consolidated Financial Statements
December 31, 2024

Note (1)   Nature of Operations and Summary of Significant Accounting Policies

A. Nature of Operations

Mack Investment Securities, Inc. ("MIS"), an Illinois corporation, was incorporated on January 16, 1986. MIS is a broker-dealer registered with the Securities and Exchange Commission and is also a registered investment advisor. MIS provides brokerage services to retail customers. As an investment advisor, MIS provides investment management services to individuals, trusts, retirement plans and corporations. Mack Investment Insurance Brokerage, Inc. ("MII") is a registered insurance agency that sells variable life, variable annuities, fixed life, long-term care as well as fixed and fixed-indexed annuities. The Company's securities business segment derives revenues from customers for commissions and fees for the sale of securities, mutual funds (12b-1's), and insurance products. MIS and MII are licensed to do business in many states in the United States of America.

The accompanying combined financial statements reflect the accounts of MIS and MII (collectively, the "Company"), which are under common ownership and management. All significant intercompany transactions have been eliminated in combination.

B. Cash and Cash Equivalents

The Company considers cash equivalents to be all highly liquid investments with a maturity of three months or less when purchased.

C. Cash Balances in Excess of Insured Amounts

The Company maintains its cash in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses due to these limits.

D. Commissions and Advisory Fees Receivable and Payable

Commissions and advisory fees receivable represent commissions due to the Company from the sale of financial products and are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts, as needed. Commissions payable represent amounts due to the Company's sales representatives in connection with the sale of financial products.

The Company uses the allowance method to account for uncollectible receivable balances. Under the allowance method, if needed, an estimate of uncollectible balances is made based upon expected actual write-offs. Factors used to establish an allowance include the credit quality of the customer and whether the balance is significant. Accounts are considered past due once the unpaid balance is 90 days or more outstanding, unless payment terms are extended by contract. Management did not deem an allowance amount necessary as of December 31, 2024.

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
Notes to Consolidated Financial Statements
December 31, 2024

Note (1)   Nature of Operations and Summary of Significant Accounting Policies – Continued

    E.   Revenue recognition

Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligation has been satisfied. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly or quarterly and are recognized as revenue at the time as they relate specifically to the services provided in that period.   Commissions received from the sale of mutual funds, variable annuities, and insurance products are recognized at the time the associated service is fulfilled, including the investment company receiving the application which is based on trade date.   Brokerage commissions for executing transactions on an exchange or over-the-counter markets are recognized as revenue at the point in time the associated service is fulfilled which is based on the trade date. There were no unsatisfied performance obligations at December 31, 2024.

Distribution Fees

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investors' exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

    F.   Income Taxes

The stockholder of the Company has elected to be taxed as a small business corporation under Internal Revenue Service Regulations; therefore, no provision for federal or state corporate income taxes is necessary. The income or loss is separately reported on the individual income tax returns of the stockholder for federal and state income tax purposes. The Company is responsible for state replacement taxes, if applicable.

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
Notes to Consolidated Financial Statements
December 31, 2024

Note (1)   Nature of Operations and Summary of Significant Accounting Policies – Continued

The Company accounts for any potential interest or penalties related to the possible future liabilities for unrecognized income tax benefits with other expenses.   The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2021.

G. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While actual results may differ from those estimates, management does not expect the differences, if any, to have a material effect on the combined financial statements.

Note (2)   Receivable from Investment Companies and Broker-Dealers

The Company receives income from fees assessed from investment advisory accounts of the Company.   Commissions are received from investment companies on direct application way transactions, from insurance companies for products sold to MIS clients, and from customer-based transactions which are cleared through another broker-dealer on a fully disclosed basis. At December 31, 2024, the Company had advisory fees due in the amount of $288,240 and commissions totaling $110,187 from these investment companies and broker-dealers.

Note (3)   Credit Losses

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset.   Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company had accounts receivable as of December 31, 2023 and 2024 of $1,334 and $0 respectively.

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
Notes to Consolidated Financial Statements
December 31, 2024

Note (4)   Segment Reporting

The Company's securities business segment derives revenues from customers for commissions and fees for the sale of securities, mutual funds (12b-1's), and variable annuities. The accounting policies for this segment are the same as those described in Note 1, Summary of Significant Account Policies. The chief operating decision maker assesses performance for the securities business segment and decides allocation of resources based on net income as reported on the income statement and segment assets as reported as total assets on the balance sheet.

The chief operating decision maker uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into this segment or other areas, such as acquisitions or paying dividends. Net income is used to monitor, among other things, budget versus actual result, competitive analysis, and benchmarking. The Company has one reportable segment commission and fees for the sale of securities, mutual funds (12b-1's), and variable annuities, as the primary source of its revenue. The Company's chief operating decision is the President.

Note (5)   Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2024, the Company had net capital of $433,500, which was $383,500 in excess of its required net capital of $50,000. The Company's net capital ratio was .50 to 1.

Note (6)   Property and Equipment

Furniture, fixtures, and equipment, net, consists of the following at December 31, 2024

Furniture and Fixtures	$17,000
Less Accumulated Depreciation	0
Total	$17,000

Note (7)   Vehicles

Vehicles consist of the following at December 31, 2024

Vehicles	$77,544
Less Depreciation	(5,374)
Total	$72,170

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
Notes to Consolidated Financial Statements
December 31, 2024

Note (8)   Leases

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease. This lease does not contain a renewal option. The Company's lease does not include a termination option for either party to the lease. Payments due under the lease contract include a fixed monthly payment of $5,130 and the total rent expense for 2024 was $61,558 which is included under Occupancy expense. The minimum lease obligation totals $297,529. Maturities of the lease obligation under operating leases as of December 31, 2024 are as follows:

Year Ending December 31

2025	$ 61,558
2026	61,558
2027	61,558
2028	61,558
2029	51,297
Total lease payments	$297,529

The Company has elected to recognize the lease payments as lease costs on a straight-line basis over the lease term. The Nominal Annual Rate used was five percent (5%).

Amounts reported in the balance sheet as of December 31, 2024 were as follows:

Operating lease ROU assets	$263,821
Operating lease liability	263,821

Note (9)   Fair Value Measurements

FASB ASC 820, *Fair value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified in ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad areas:

Level 1 – inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
Notes to Consolidated Financial Statements
December 31, 2024

Note (9)   Fair Value Measurements – Continued

Level 2 – inputs to the valuation methodology are:
- Quoted prices for similar assets or liabilities in active markets.
- Quoted prices for identical or similar assets or liabilities in inactive markets.
- Inputs other than quoted prices that are observable for the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability, and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk. There were no transfers in or out of Level 3 during the year ending December 31, 2024.

Investments as measured at fair value on a recurring basis by input type consisted of the following at December 31, 2024:

	Fair Value Measurement Using Input Type			
	Level 1	Level 2	Level 3	Total
Money Market	$330,425			$330,425
Total	$330,425			$330,425

Note (10) Employee Benefit Plan

The Company maintains a profit-sharing plan with a 401(k) provision covering all eligible employees. The Company contributes a percentage of salaries, matches participant contributions and may make discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement. Profit sharing expense was $5,000 for the year ended December 31, 2024 and is included in employee compensation and benefits.

Note (11) Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations, and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
Notes to Consolidated Financial Statements
December 31, 2024

Note (12) Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note (13) Commitments and Contingencies

The Company has no other commitments or contingencies other than those described in note (5) and (8).

Note (14) Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.